UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 13)*
National Research Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

637372103
(CUSIP Number)

February 12, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒     Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael D. Hays
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b)☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,782,052
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,782,052
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer: National Research Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1245 “Q” Street Lincoln Nebraska 68508
Item 2(a).	Name of Person Filing: Michael D. Hays

Item 2(b).	Address of Principal Business Office or, if none, Residence: 1245 “Q” Street Lincoln Nebraska 68508
Item 2(c).	Citizenship: United States.

Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value

Item 2(e).	CUSIP Number: 637372103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: N/A

Page 3 of 5 Pages

Item 4.	Ownership (as of February 8, 2010)

(a)  Amount Beneficially Owned:  1,782,052*
(b)  Percent of Class:  26.8%
(c)  Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote:  1,782,052
(ii)    shared power to vote or to direct the vote:  0
(iii)   sole power to dispose or to direct the disposition of:  1,782,052
(iv)   shared power to dispose or to direct the disposition of:  0

     _____________________

*	Does not include 3,000,000 shares currently held in certain GRAT agreements, all or a portion of which will be returned to Mr. Hays over the next two years.

Item 5.	Ownership of Five Percent or Less of a Class. N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 19, 2010

/s/ Michael D. Hays
Michael D. Hays

Page 5 of 5 Pages